Exhibit 99.1

Arbitration Panel Finds that Syneos Health (NASDAQ: SYNH) Failed to Use Commercially Reasonable Efforts in Conducting its Trial for FSD 201

TORONTO--(BUSINESS WIRE)--July 17, 2023--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders, today announces that the Arbitration Panel Finds that Syneos Health (NASDAQ: SYNH) Failed to Use Commercially Reasonable Efforts in Conducting its Trial for FSD 201.

In January 2022, Syneos Health (NASDAQ: SYNH) filed an arbitration proceeding against FSD Pharma claiming that the Company owed Syneos Health (NASDAQ: SYNH) USD$3,915,388.69 in damages and interest on that amount for a failed Phase II FDA trial for FSD 201. Syneos Health (NASDAQ: SYNH) also sought an order requiring FSD to pay its legal expenses.

The trial originally required the enrollment of 350 patients in North America; the geographic scope was later expanded to include several South American countries and 35 sites in total (25 in N. America and 10 in S. America).

Syneos Health’s (NASDAQ: SYNH) track record of enrollment during the trial was abysmal:

  Seven months into the trial, Syneos Health had not enrolled a single patient.
  By mid May 2021, over nine months into the trial, Syneos Health had enrolled fewer than 50 patients. The enrollment deadline, which had already been extended once, was 6/15/21. FSD terminated the trial in August 2021.

FSD disputed that it owed anything to Syneos Health, much less nearly USD$4 million, and countersued Syneos Health for breach of contract. In fighting back, FSD made clear that it was not going to be bullied by a large CRO.

On May 19, 2023, a three-arbitrator panel issued an award finding, among other things, that Syneos Health breached its contractual obligations because “given Syneos Health’s poor success at patient enrollment despite its self-described ‘extraordinary’ efforts, it was not commercially reasonable for it to continue to throw good money after bad in circumstances where the money in question was FSD’s.” The Panel awarded Syneos Health US$1,707,830.52 in damages plus interest for certain unpaid invoices essentially because FSD’s former management did not timely object and dispute those invoices in strict adherence with the boilerplate dispute resolution provisions in Syneos Health’s form agreement. The damage award is nevertheless less than 50% of what Syneos Health had demanded, as well as substantially less than what Syneos Health had offered to accept in settlement. The Panel also denied Syneos Health’s request for the payment of attorneys’ fees and litigation expenses.

The award shows how small and midsize pharma and biotech companies can fight back against CROs who take them for granted and seek to impose huge costs on them while failing to perform their end of the bargain.

FSD Pharma would like to get in contact with all and any companies and entities who find themselves in a similar situation with Syneos Health

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with two candidates in different stages of development. Lucid Psychss Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-MS and UNBUZZD™. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders. UNBUZZD™ is a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle.

Forward Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma Inc. and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, under the heading “Risk Factors.” This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com

ClearThink
Email: nyc@clearthink.capital
Telephone: (917) 658-7878